UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 04 )*

Boardwalk Pipeline Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

096627 10 4

(CUSIP Number)

Michael E. McMahon,  9 Greenway Plaza  Houston,  Texas  77046  Phone : (713) 479-8059

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Boardwalk Pipelines Holding Corp. 06-1687421

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
* 104,219,466 Common Units

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
* 104,219,466 Common Units

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
* 104,219,466 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.4%

14	TYPE OF REPORTING PERSON
HC CO

* Numbers and percentages represent the number of units to be owned following closing of the sale of common units to the underwriters referenced in Item 6 below, and assumes that the underwriters do not exercise their option to purchase additional common units. Boardwalk Pipelines Holding Corp. also holds 22,866,667 class B units representing limited partner interests in Boardwalk Pipeline Partners, LP which will be convertible into common units on a one-for-one basis at the option of the holder at any time after June 30, 2013.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loews Corporation 13-2646102

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
* 104,219,466 Common Units

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
* 104,219,466 Common Units

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
* 104,219,466 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.4%

14	TYPE OF REPORTING PERSON
HC CO

* Numbers and percentages represent the number of units to be owned following closing of the sale of common units to the underwriters referenced in Item 6 below, and assumes that the underwriters do not exercise their option to purchase additional common units. Loews Corporation also beneficially owns 22,866,667 class B units representing limited partner interests in Boardwalk Pipeline Partners, LP which will be convertible into common units on a one-for-one basis at the option of the holder at any time after June 30, 2013.

Item 1.	Security and Issuer

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Issuer”), which has its principal executive office at 9 Greenway Plaza, Suite 2800, Houston, Texas 77046. The total number of Common Units reported as beneficially owned in this Schedule 13D is 104,219,466, which constitutes approximately 61.4% of the total number of Common Units outstanding. In addition, the reporting persons beneficially own class B units (the “Class B Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at February 17, 2010, there were 169,721,916 Common Units outstanding. The Common Units and Class B Units each represent limited partner interests in the Issuer.

Item 2.	Identity and Background

(a)

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Subsections (a) and (b) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a) After giving effect to the closing of the sale of common units to the underwriters referenced in Item 6 below, and assuming that the underwriters do not exercise their option to purchase additional common units, BPHC will be the record and beneficial owner of 104,219,466 Common Units, which in the aggregate represents approximately 61.4% of the outstanding Common Units. If the underwriters exercise their option to purchase additional common units in full, BPHC will be the record and beneficial owner of 102,719,466 Common Units, which in the aggregate represents approximately 60.5% of the outstanding Common Units. BPHC also holds 22,866,667 Class B Units which are convertible into equal numbers of Common Units.

By virtue of its ownership of all the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units and Class B Units beneficially owned by BPHC.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule A to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule A.

(b)
After giving effect to the closing of the sale of common units to the underwriters referenced in Item 6 below, and assuming that the underwriters do not exercise their option to purchase additional common units, BPHC will have the power to vote or direct the vote and the power to dispose of or direct the disposition of the 104,219,466 Common Units and 22,866,667 Class B Units beneficially owned by it. If the underwriters exercise their option to purchase additional common units in full, will have the power to vote or direct the vote and the power to dispose of or direct the disposition of the 102,719,466 beneficially owned by it.

By virtue of its ownership of all the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units and Class B Units beneficially owned by BPHC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units and Class B Units beneficially owned by BPHC.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Issuer Partnership Agreement

Subject to the terms and conditions of the Third Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Pursuant to the terms of the Issuer Partnership Agreement, each Class B Unit will be convertible into common units on a one-for-one basis upon demand by the holder at any time after June 30, 2013.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Unit Purchase Agreement.

On June 23, 2009, the Issuer entered into a Purchase Agreement (the “Unit Purchase Agreement”) with BPHC to sell 6,684,857 Common Units. The transactions contemplated by the Unit Purchase Agreement closed on June 26, 2009.

Registration Rights Agreement

In connection with the Unit Purchase Agreement, the Issuer and BPHC amended and restated the registration rights agreement (as so amended and restated, the “Registration Rights Agreement”) dated June 17, 2008, which had previously been amended and restated on November 4, 2008. Pursuant to the Registration Rights Agreement, the Issuer is required to file a shelf registration statement to register, upon request of BPHC, a number of Common Units equal to the sum of (1) the aggregate number of Common Units issuable upon conversion of the Class B Units and (2) 27,869,466. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. In addition, pursuant to the terms of the Registration Rights Agreement, with respect to the first 27,869,466 units covered under the Registration Rights Agreement and sold to the public in one or more underwritten offerings, the Partnership shall reimburse selling holders for up to $0.914 per common unit for selling expenses incurred in connection with the sale of such units. These registration rights are transferable to affiliates of BPHC and, in certain circumstances, to third parties.

Underwriting Agreement

On February 18, 2010, BPHC entered into an underwriting agreement with Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC, as representatives of the underwriters named therein. Under the terms of the underwriting agreement, which the Issuer has filed as an exhibit to a current report on Form 8-K and we incorporate by reference in this Schedule 13D, BPHC agreed to sell the underwriters 10,000,000 common units, for $28.93 per common unit. BPHC has granted the underwriters an option exercisable for 30 days after February 18, 2010 to purchase, from time to time, in whole or in part, up to an aggregate of 1,500,000 additional common units at same price. In connection with the offering and sale of the common units, which closed on February 23, 2010, BPHC received proceeds, after deducting underwriting commissions and expenses and after giving effect to the reimbursement of a portion of the underwriting commissions by the Issuer pursuant to the Registration Rights Agreement, of $298.4 million.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Joint Filing Agreement (Previously filed).

Exhibit B Contribution, Conveyance and Assumption Agreement, dated November 15, 2005, among Boardwalk Pipelines Holding Corp., Boardwalk GP, LLC, Boardwalk GP, LP, Boardwalk Pipeline Partners, LP, and the other parties named therein, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2005.

Exhibit C Third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, dated as of June 17, 2008, incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on June 18, 2008.

Exhibit D Unit Purchase Agreement, dated as of June 23, 2009, by and between Boardwalk Pipeline Partners, LP and Boardwalk Pipelines Holding Corp., incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 29, 2009.

Exhibit E Amended and Restated Registration Rights Agreement, dated June 26, 2009, by and between Boardwalk Pipeline Partners, LP and Boardwalk Pipelines Holding Corp., incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 29, 2009.

Exhibit F Underwriting Agreement, dated February 18, 2010, by and between Boardwalk Pipeline Partners, LP and Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC, as representatives of the underwriters named therein, incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on February 22, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Boardwalk Pipelines Holding Corp.

February 24, 2010	By:	/s/ Jamie Buskill
Chief Financial Officer

Loews Corporation

February 24, 2010	By:	/s/ Gary W. Garson
Senior Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)